April 7, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Andrew Mew, Accounting Branch Chief
Donna Di Silvio, Staff Accountant

Re:	Encompass Group Affiliates, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 28, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 000-30486

Ladies and Gentlemen:

On behalf of Encompass Group Affiliates, Inc. (the “Company”), we are transmitting the Company's responses to the additional comments of the Commission Staff as set forth in your letter dated March 16, 2010.  Our March 5, 2010 supplemental response letter addressed the Commission Staff’s initial comments in the letter dated February 5, 2010, with respect to the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2009 filed on September 28, 2009 (the “10-K”) and the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2009 filed on November 16, 2009 (the “10-Q”).  As noted in our responses below, all proposed revisions refer to the Company’s intended method for complying with the Staff’s comments in the Company’s future filings with the Commission, if appropriate given the facts and circumstances.

For ease of reference, we have set forth below each of the Staff's additional comments followed by the Company's response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the 10-K and 10-Q.

Form 10-K for the Fiscal Year Ended June 30. 2009

Note 1.  Basis of Consolidation and Significant Accounting Policies

Goodwill and Intangible Assets, page F-7

1.
We note your responses to prior comments two and seven.  You indicate your Step 1 impairment test is a comparison of the reporting unit’s carrying amount to projected adjusted EBITDA.  Please explain to us how your calculation of the projected adjusted EBITDA is consistent with the objective of measuring fair value.  Refer to FASB ASC 820-10-35-28.  Further, please note the disclosure requirements of FASB ASC 820-10-50-5.  Please revise your proposed disclosure accordingly and show us what it will look like in future filings.

Response:

With regards to goodwill, we respectfully submit that our approach is supported by the definition of fair value as set forth in FASB ASC 820-10 which states, in relevant part, that “fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  We believe the use of a multiple of historical and/or projected adjusted EBITDA is appropriate for the purpose of measuring fair value for reasons described in our response to prior comment two:  operating performance is a key indicator of fair value, i.e. the price we would receive for the assets giving rise to goodwill.  This is the approach we used in determining the purchase price when we acquired the assets; and EBITDA is a key metric that we utilized to manage the assets.  We relied on FASB ASC 350-20-35-24 which states that “in estimating the fair value of a reporting unit, a valuation technique based on a multiple of earnings or revenue or a similar performance measure may be used if that technique is consistent with the objective of measuring value.”

With regards to a situation whereby there was impairment of intangible assets with finite lives, principally consisting of customer lists, which could result from the loss of one or more customers or a material portion of one or more customer’s business or the sale or disposition of a significant portion of the business or other factors, our valuation would be based on significant unobservable inputs (Level 3).

The following revised disclosure with respect to Goodwill and Intangible Assets (marked to show changes from our initial response to prior comment one) will be incorporated in future filings:

Goodwill and Intangible Assets

Management reviews and evaluates goodwill, which represents a significant asset, for impairment annually at each fiscal year end and at interim periods if events indicate that the carrying value may be impaired.  These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.  ~~The carrying value of goodwill is evaluated principally in relation to the operating performance, specifically adjusted Earnings Before Interest, Taxes, depreciation and Amortization (“EBITDA”).  Accordingly, the key risk factor that determines whether the carrying value of goodwill has been impaired is a significant decline in actual EBITDA realized and a significant decline in Company’s projected EBITDA in future periods based on then current business conditions.~~  Management believes that its impairment tests have utilized reasonable assumptions which have resulted in the determination that the fair value of the reporting units was substantially in excess of carrying value; however, there can be no assurance that circumstances could not change in the future and result in an impairment charge.

The Company’s market capitalization has been deemed to be a poor indicator of fair value because, among other reasons, the Company’s common stock is thinly traded due to concentrated ownership, a lack of institutional awareness of and interest in ownership of the Company’s common stock since it is a “penny stock,” and a lack of research coverage.  The Company’s common stock is trading in the same general price range as it did prior to the Company’s closing of (i) a recapitalization and major acquisition in August 2007 and (ii) a second major acquisition in August 2008.

~~Management believes that its impairment tests have utilized reasonable assumptions which have resulted in the determination that the fair value of the reporting units was substantially in excess of carrying value; however, there can be no assurance that circumstances could not change in the future and result in an impairment charge.~~

Accordingly, the carrying value of goodwill is evaluated principally in relation to the operating performance, specifically historical or projected adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), as appropriate in the circumstances.  The key risk factor that determines whether the carrying value of goodwill has been impaired is a significant decline in actual EBITDA realized and a significant decline in Company’s projected EBITDA in future periods ~~based on then current business conditions~~.  The EBITDA multiple valuations were based on Xx trailing twelve month EBITDA and on Yx projected EBITDA for a forward twelve month period.  Management bases EBITDA estimates for future years on historical adjusted EBITDA as a percentage of revenue.  This reasonableness of the EBITDA multiple is supported by recent M&A activity information which indicates control-premium multiples in the range of X-Y for businesses in our industry or that are otherwise considered comparable.

Management reviews and evaluates purchased intangibles with finite lives, which represents a significant asset, for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.  These events or circumstances could include the loss of one or more customers or a material portion of one or more customer’s business or the sale or disposition of a significant portion of the business or other factors.  Some of the significant unobservable inputs that would be utilized include revised projections of revenue, EBITDA and debt free cash flow, and assumptions as to discount rate and period.

Such intangible assets with finite lives are amortized based on the estimated period in which the economic benefits are consumed.  Management believes that its amortization policy has been and will continue to be appropriate unless facts and circumstances change.  In the event of a change in facts and circumstances, such as a major attrition in customers, management may alter the method and remaining period of amortization, and amortization expense could change, or an impairment charge may be incurred.

2.
You state in your proposed disclosure that you will evaluate goodwill impairment in relation to one reporting unit effective July 1, 2009 instead of two.  You also state in response to comment 11 that you have aggregated two operating segments into one reportable segment.  A reporting unit for the purpose of impairment testing could be an operating segment, a combination of operating segments, a segment component or a combination of segment components, a reportable segment, or the entire entity.  It appears effective July 1, 2009, you have determined to evaluate goodwill at the entity level instead of at or below the operating segment level.  If true, please explain your basis for evaluating goodwill impairment at the entity level and the reason for the change.  Refer to FASB ASC 350-20-35-1 and FASB ASC 350-20-35-38.  We may have further comment.

Response:

We disclosed in Note 15-Segment Information to the consolidated financial statements included in the 10-K that “the Company primarily operated in one segment, the reverse logistics industry, involving the repair of office and consumer electronic products and the supplying of replacement parts for such repairs.”  Within that defined operating segment of reverse logistics, we traditionally defined two separate components below the segment level as reporting units - repair and distribution – consistent with the guidance set forth in FASB ASC 350-20-35.   Further, we complied with FASB ASC 20-35-38, which states that “an entity that is not required to report segment information in accordance with Statement 131 is nonetheless required to test goodwill for impairment at the reporting unit level.”

We have determined that effective July 1, 2009, circumstances have changed such that we are integrating the two formerly separately identified segment components, or reporting units, because they now represent a single reporting unit, synonymous with the single operating segment.  There are a variety of reasons for this change in classification: (i) it is consistent with the manner by which the Company’s chief operating decision maker allocates resources (FASB ASC 280-10-50-1); (ii) we are marketing repair and distribution services as an integrated service offering that affords us a competitive edge over our competitors, who typically offer only one service or the other; (iii) the same individuals within the Company are performing sales and marketing functions for both repair and distribution services; (iv) much of the service work is now performed in a facility near Atlanta, Georgia, a facility which was previously devoted to distribution only; (v) in the near term, we will move all service work currently performed in the separate service facility located near Orlando, Florida to the aforementioned Atlanta facility; and (vi) our service group is performing an increasingly substantial amount of  in-house repair work for our distribution group.

Consistent with the Company’s evolution such that it has a single reporting unit that is not distinct from the Company’s operating segment, we will evaluate goodwill for impairment at the entity level.

Note 8.  Preferred Stock, page F-20

3.
We have read your response to prior comment eight.  We acknowledge that a detailed explanation of the formula relating to the downward adjustment affecting the conversion percentage may be of limited benefit.  In this regard, please expand your disclosure in future filings to disclose whether or not the return or deemed return has met the certain targets, the targeted amounts and the conversion rate as of the date of the financial statements.  In addition, disclose the registration rights applicable to shares that may be converted.

Response:

To address the Staff’s comment, we have drafted the following revised language for future filings to address prior comment eight (marked to show changes from our initial response to prior comment eight) and to disclose, in the one applicable instance, whether or not the return or deemed return met the certain target as of the date of the financial statements.  Given the complexity of the formula and the lack of relevant data necessary to perform calculations for certain occurrences in which the downward adjustment may occur, we respectfully submit that disclosure of the conversion rates would not provide investors with meaningful analysis.  In addition, as demonstrated below, the calculation of the Conversion Value and the per share targeted amount in the one instance in which the calculation is presently possible is sufficient to determine whether a downward adjustment of the conversion percentage has occurred, and the calculation of the conversion rate is unnecessary for this purpose.

Pursuant to the formula for determining rate of conversion of the Series C Preferred Stock into common stock contained in the Certificate of Designation for the Series C Preferred, the holders of the Series C Preferred, in the aggregate, will be entitled to receive shares of common stock equal to between 72.5% and 79.5% of the common stock on a fully diluted basis except for dilution for stock options issued to management as described in Note 9 (the “Outstanding Amount”).  ~~Except for the scenarios described in the table below, the conversion percentage, in the aggregate, for the Series C Preferred is equal to 79.5%.~~  The conversion percentage, in the aggregate, for the Series C Preferred Stock as of June 30, 20xx and 20xx amounted to and will remain equal to 79.5% unless the conversion percentage is adjusted downward to a floor of 72.5%.

~~The downward adjustment of the conversion percentage to a floor of 72.5% is triggered when the return, or deemed return, per share of Series C Preferred meets certain targets described in the Certificate of Designation for the Series C Preferred, which are set forth in the table below.~~

~~Time Period~~	~~Value per share of common stock received upon conversion~~
~~Prior to August 17, 2010~~	~~5 x Base Value~~
~~August 17, 2010 to August 17, 2012~~	~~6 x Base Value~~
~~After August 17, 2012~~	~~7 x Base Value~~

~~The “Base Value” in the table above is equal to $6,300,000 divided by the applicable conversion amount, where the conversion amount is calculated as (x) the product of .725 multiplied by the Outstanding Amount divided by (y) one (1) minus .725.  The Outstanding Amount in this formula is subject to adjustment based on whether the Series D Preferred is converted into common stock, or was previously converted into common stock in connection with a conversion of the Series C Preferred.  The likely effect of this possible downward adjustment is to increase the relative ownership percentage of common stockholders at the time of conversion of series C Preferred shares.~~

Such downward adjustment is triggered when the return, or deemed return, per share of Series C Preferred Stock meets ~~certain~~ defined targets (i.e., return on invested capital ranging from multiples of five to seven times) upon the occurrence of certain events as described in the Certificate of Designation for the Series C Preferred Stock.  These events include: (i) a liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, consolidation or merger of the Company with a change in control or a sale or other disposition of substantially all the assets of the Company; (ii) a conversion, or deemed conversion, in connection with a negotiated third party sale of the common stock to be issued upon such conversion; and (iii) any other conversion, or deemed conversion.

With respect to the events described in clauses (i) and (ii) above, a downward adjustment of the conversion percentage is determinable only upon the occurrence of such event because the “Conversion Value” is based upon the value per share of common stock received in the transaction event.  Therefore, only upon the occurrence of such event can the Company determine whether a target has been met and a downward adjustment of the conversion percentage effective.  With respect to the events described in clause (iii) above, the “Conversion Value” is deemed to be the average closing price per common share for the ten trading days immediately preceding the date of the transaction event.  Assuming that an event described in clause (iii) occurred as of June 30, 2009, the Conversion Value was $0.00025, which amounts to $2,100,000 and is substantially less than the target value of $31,500,000, or five times the initial amount of Series C Preferred Stock purchased.  Accordingly, a downward adjustment of the conversion percentage would not be triggered.

In the event that the number of shares of outstanding common stock is changed by any stock dividend, stock split, reclassification or recapitalization at any time shares of Series C Preferred are outstanding, the Series C Preferred conversion rate will be proportionately adjusted.

The Company is not required to deliver registered shares of common stock upon the conversion of Series C Preferred Stock into shares of common stock; however, the Company has agreed that HIG and certain other holders will have certain demand registration rights with respect to shares of common stock that ~~it~~ they may hold, subject to certain limitations.  The registration rights described above would apply to shares of common stock issued upon conversion of the Series C Preferred Stock.

The Series D Preferred Stock, having a par value of $0.01 per share (“Series D Preferred”), issued in the amount of $634 rank senior to the common stock and all other currently designated series of preferred stock of the Company with the exception of the Series C Preferred and the subsequently issued Series E Preferred.  Pursuant to the formula for determining the Series D Conversion Rate as set forth in the Certificate of Designation for the Series D Preferred, the holders of the Series D Preferred, in the aggregate, will be entitled to receive shares of common stock equal to 8% of the Outstanding Amount.  This interest could change if there are new issuances of equity, excluding current stock options granted.  The shares of Series D Preferred are convertible into a fixed amount of shares of common stock at the Series D Conversion Rate, subject to certain limitations during a two-year period.  Changes in the specific number of shares into which the Series C Preferred may convert, as described above, will affect the Series D conversion rate.

4.
Further, in order to further clarify for us how the downward adjustment and conversion feature works, please illustrate for us the amounts you would have disclosed as of June 30, 2009 utilizing the table and formulas depicted in your response.  Identify the return or deemed return and targets in your illustration.  We may have further comment.

Response:

As described in our response to comment three above, most of the specific transaction events that could cause a possible downward adjustment represent possible future events. Since a Conversion Value based upon proceeds or price per common share that might be received is unknown at this time, we cannot determine whether a downward adjustment would be triggered upon the occurrence of such events.  If we assume a transaction has occurred as of June 30, 2009 in which the Conversion Value is based on average closing price per common share for the prior ten trading days, we can determine whether a downward adjustment would have occurred as of June 30, 2009.  As noted in the proposed disclosure presented in comment three above, a downward adjustment would not have occurred as of June 30, 2009.

* * *

Please do not hesitate to contact me at telephone number (646) 227-1600 or by facsimile number (646) 227-1666 with any questions regarding the responses set forth above.

Very truly yours,

/s/ Wayne I. Danson

Wayne I. Danson
President and Chief Executive Officer

cc:	Gary A. Miller, Esq.
Mark Goldenberg